NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of 9% Series B Cumulative Redeemable Preferred Stock, 9.00% Series C Cumulative Redeemable Preferred Stock, 8.75% Series E Cumulative Redeemable Preferred Stock and the Depositary Shares (Each representing a 1/100th Fractional interest in a share of 7.875% Series G Cumulative Redeemable Preferred Stock) (collectively, the 'Securities') of The Mills Corporation (the 'Company') from listing and registration on the Exchange at the opening of business on April 23, 2007, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. Information supplied by the Company or taken from other sources believed by the Exchange to be reliable indicates that as of April 3, 2007, the Company merged with SPG-FCM Ventures, LLC and indirect subsidiary of Simon Property Group, Inc. and certain funds managed by Farallon Capital Management, L.L.C. The merger became effective before the opening on April 3, 2007. The Common Stock of The Mills Corporation was suspended before the opening of business on April 3, 2007. A Form 25 was filed with the Commission to deregister the Common Stock of the Company on April 5, 2007. 1. The Exchange's Listed Company Manual, Section 802.01D, states in part that 'the Exchange is not limited by the criteria set forth in this section. Rather, it may make an appraisal of, and determine on an individual basis, the suitability for continued listing of an issue in the light of all pertinent facts whenever it deems such action appropriate, even though a security meets or fails to meet any enumerated criteria.' In view of the fact that the Common Stock of the Company was suspended from trading on the Exchange on April 3, 2007, following the aforementioned merger, the Exchange also considered the appropriateness of the continued listing of the Securities and determined that the Securities are no longer suitable for continued listing on the Exchange. 2. The Exchange, on April 3, 2007, determined that the Securities of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on April 3, 2007, of the suspension of trading in the Securities. Similar information was included on the Exchange's website. 4. On April 4, 2007, the Exchange received an email from the Company advising that it formally waived its right to a hearing relative to the delisting of the stated Securities. 5. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on April 3, 2007.